Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 333-211794

The following is a transcript of a video communication titled “Grow with us” by Quintiles Transnational Holdings, Inc. (“Quintiles”), posted on Quintiles’ website on July 20, 2016.

On screen super: Quintiles logo, First and Last Name, Title

I’m Ronan Brown, Head of Global Project Leadership

I’m Alena Hammond, Vice President, Clinical Operations

I would like to share with you my excitement about the planned merger between Quintiles and IMS Health and tell you about the opportunities and developments this planned merger will bring on a business level but also to our employees.

This transformative merger is the joining of two strong companies to build sustainable differentiation in the clinical development market. This is a continuation of our strategy to bring growth and innovative solutions, using data and technology combined with our therapeutic and scientific expertise, to lead fundamental shifts in the healthcare industry.

We believe we will grow faster than each of us could have independently. Our employees are focused on growth, and help position our new company for a stronger future to bring innovative medicine to our patients through our integration of our capabilities and offerings.

By combining our workforce, our 50,000 talented employees across the globe share one common goal, to make an impactful difference in patient health. Each employee plays a critical role in this great purpose that brings us together.

Because together we become stronger and because we care about our employees, we will be able to offer an array of benefits and the flexibility and innovative tools needed for you to excel in your career. Our combined strength of training curriculums and award-winning leadership skill programs are designed to help you develop your career.

We believe this merger will create new career development and growth opportunities for our employees. Through this merger, a whole new field of career avenues will be available to you to strive for and to explore and we will do our best to facilitate your growth.

And, we are continuing to hire. For example, we have an ongoing need for Clinical Research Associates.

I understand that employees are motivated by different things, but what can be more rewarding than being part of something bigger than yourself? Being part of a company whose focus is to make a difference in the world and help sick people? Join us in our new exciting journey and be THAT person who brings hope to our patients.

This is a very exciting time at Quintiles! We ask our employees to share our excitement and invite others to join us. There is no limit to what we can achieve together!

Let’s make a difference! Let’s make a difference together.

Join us during this exciting time by searching for jobs on Quintiles’ career site

We would also like to invite you to join our Talent Network to receive customized job alerts matched to your interests.

On screen:

Visit our website to learn more about open job positions

www.quintiles.com/careers

We invite you to join our Talent Network

www.QuintilesTalentNetwork.com

“Quintiles” logo

Video disclaimer screen

Video Disclaimer: at end of video

The content presented here is the testimonial by the Quintiles employee and is representative of his/her own personal experience and opinions. Testimonials, references and results do not guarantee or predict future results or experiences. Although Quintiles believes the accuracy of the testimonial, Quintiles makes no representations or warranties about its truthfulness or correctness. Quintiles hereby disclaims all warranties regarding this testimonial.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Quintiles has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that includes the preliminary joint proxy statement of Quintiles and IMS Health and that also constitutes a preliminary prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents when they are available, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following:

IMS Health	Quintiles
ir@imshealth.com	InvestorRelations@quintiles.com
+1.203.448.4600	+1.919.998.2590
Investor Relations	4820 Emperor Boulevard
83 Wooster Heights RD	PO Box 13979
Danbury, CT, 06810	Durham, North Carolina 27703

Participants in the Solicitation

IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’ Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. A more complete description is contained in the registration statement on Form S-4 and the joint proxy statement/prospectus filed with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statements Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results. IMS Health and Quintiles caution readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to risks and uncertainties related to (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to closing of the merger may not be satisfied; (iii) the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) current or potential future litigation relating to the proposed transaction that has been or could be instituted against IMS Health, Quintiles or their respective directors, (vi) possible disruptions from the proposed transaction that could harm IMS Health’s or Quintiles’ business, including current plans and operations, (vii) the ability of IMS Health or Quintiles to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the merger, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IMS Health’s and/or Quintiles’ financial performance, (x) certain restrictions during the pendency of the merger that may impact IMS Health’s or Quintiles’ ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IMS Health’s or Quintiles’ consolidated financial condition, results of operations, credit rating or liquidity. Neither IMS Health nor Quintiles assumes any obligation to provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.